GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

April 15, 2004

PRESS RELEASE

2004 Spring drilling program commences on CH project targets, NWT

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to announce that GGL has commenced its 2004 spring drilling program on the Zip-De property of the CH project area.

Core drilling commenced on the Zip-De property in the past week to test four lake-based kimberlitic targets. The drilling is being carried out by Peak Drilling Ltd. A second core drilling program will be conducted in mid-May using Major Drilling to test kimberlite targets identified on the G claims and possibly the MacKay, Courageous and Seahorse claims.

Two vertical BTW holes, CH-04-01 / CH-04-02, were drilled to test electromagnetic anomaly Zi03-007. From the collar, hole CH-04-01 encountered ice/water and lake sediment to 18.9 metres. Between 18.9 metres and 21.9 metres the hole encountered massive to semi-massive sulphides. Between 21.9 metres and the end of the hole at 45.7 metres the hole intersected coarse-grained granite gneiss.

Drill hole CH-04-02 was positioned 35 metres to the west of hole CH-04-01 and was drilled to a depth of 41.1 metres to test a coincident electromagnetic/magnetic low. From the collar to 19.8 metres the hole encountered ice/water and lake sediment. Between 19.8 metres and 41.1 metres the hole intersected granite gneiss containing locally up to 2% sulphides as stringers.

The drill will be moved to test anomaly Zi-03-006, a magnetic high and EM target, and anomaly Zi-03-A002, a magnetic low and EM target. Both anomalies are located on the same lake as Zi-03-A007. The drill will then be moved to test anomaly Zi-03-A018, a target in a small lake about 3 kilometres to the south of anomaly Zi-03-A002. Land based targets identified on the Zip-De claims will be drilled in the summer. This drill program is GGL's initial attempt on the Zip claims to locate the kimberlite sources up-ice of kimberlite indicator minerals found during the 2002/03 ground sampling programs.

Ground geophysics consisting of magnetic, electromagnetic and gravity surveys is ongoing on 16 kimberlitic targets on the Zip-De, MacKay, G, Courageous and Seahorse claims in the CH project area. In addition to the four Zip-De targets being drilled, two on the G claims may be drilled in May. As the results of the ground geophysical work are analyzed, additional drill targets will also be selected and scheduled for drilling in mid-May.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp. is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

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For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.